Morgan Stanley Institutional Fund Trust

522 Fifth Avenue

New York, NY 10036

January 30, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:  Larry Greene, Division of Investment Management

    Mail Stop 0505

Re:	Morgan Stanley Institutional Fund Trust: Advisory Portfolio II

(File No. 2-89729)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund Trust (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2007 relating to the establishment of the Advisory Portfolio II (the “Portfolio”) of the Fund. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 82 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about January 30, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR.

Response 1. This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.	Consider adding additional disclosure relating to the risks associated with investments in mortgage securities in light of the current issues relating to sub-prime mortgages.

Response 2. The requested disclosure has been added to the section of the prospectus entitled “Investment Strategies and Related Risks—Mortgage Securities”.

Comment 3.	Consider adding risk disclosure relating to the Portfolio’s ability to invest in foreign securities.

Response 3. The requested disclosure has been added.

Comment 4.	The section entitled “Principal Risks” describes the risks associated with lower rated fixed income securities. Please confirm the lowest rating of securities in which the Portfolio may invest.

Response 4. The Portfolio will not invest in securities rated below investment grade.

Comment 5.	In the fourth paragraph of the description of Derivatives and Other Investments in the section entitled “Investment Strategies and Related Risks”, please list the types of options the Portfolio may purchase.

Response 5. The requested disclosure has been added.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 6.	Please confirm that the Fund’s concentration policy set forth under Investment Restriction (6) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 6. Although the Fund’s concentration policy set forth under Investment Restriction (6) refers to investments of “more than 25%”, the Fund complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 7.	Consider presenting the data describing the other accounts managed by the portfolio managers of the Fund in tabular format.

Response 7. We respectfully acknowledge the comment, but believe that the format of the current disclosure complies with Form N-1A and is not confusing to investors.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993. Thank you.

Best regards,

/s/ Debra Rubano

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